As Filed with the Securities
and Exchange Commission
on August 29, 2003
Contains Confidential Information
Filed pursuant to a request for
Confidential Treatment

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM U-9C-3

# QUARTERLY REPORT PURSUANT TO RULE 58 OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

For the quarterly period ended June 30, 2003

Pepco Holdings, Inc.
Conectiv
Conectiv Energy Holding Company
ACE REIT, Inc.
(Name of Registered Holding Companies)

701 Ninth Street, N.W.
Washington, DC 20068
(Address of Principal Executives Offices)

Inquiries concerning this Form U-9C-3 may
be directed to:

Anthony J. Kamerick
Vice President and Treasurer
Pepco Holdings, Inc.
701 Ninth Street, N.W.
Washington, DC 20068
(202) 872-2056

Pepco Holdings, Inc.
FORM U-9C-3
For the Quarter Ended June 30, 2003


Table of Contents

# Item 1. - ORGANIZATION CHART

| Name of Reporting Company | Energy or Gas Related Company | State of Organization | Date of Organization | % of Voting Securities Held |
|---|---|---|---|---|
| Pepco Holdings, Inc. | | | | |
| Potomac Electric Power Company | | | | |
| Microcell Corporation | Energy related | NC | 1/3/00 | 5 |
| Pepco Energy Services, Inc. | Energy related | DE | 3/7/95 | 100 |
| Trigen-Pepco Energy Services, LLC | Energy related | DC | 12/15/00 | 50 |
| Pepco Government Services LLC | Energy related | DE | 9/30/99 | 100 |
| PES Landfill Gas Corporation | Energy related | DE | 5/31/02 | 100 |
| Fauquier Landfill Gas, LLC | Energy related | DE | 4/23/99 | 75 |
| Pepco Building Services, Inc. | Energy related | DE | 12/7/98 | 100 |
| MET Electrical Testing Company, Inc | Energy related | DE | 12/7/98 | 100 |
| Seaboard Mechanical Services, Inc. | Energy related | DE | 6/27/01 | 100 |
| Engineered Services, Inc. | Energy related | DE | 11/27/00 | 100 |
| Unitemp, Inc. | Energy related | DE | 5/31/01 | 100 |
| G&L Mechanical Services, Inc. | Energy related | DE | 12/5/00 | 100 |
| Conectiv | | | | |
| Conectiv Energy Holding Company | | | | |
| Conectiv Energy Supply, Inc. | Energy related | DE | 7/3/75 | 100 |
| Conectiv Operating Services Company | Energy related | DE | 5/8/87 | 100 |
| Delaware Operating Services Company | Energy related | DE | 12/19/02 | 100 |
| PHI Operating Services Company | Energy related | DE | 12/19/02 | 100 |
| Atlantic Generation, Inc. | Energy related | DE | 10/9/86 | 100 |
| Vineland Limited, Inc. | Energy related | DE | 8/24/90 | 100 |
| Vineland Cogen. Limited Partnership | Energy related | DE | 9/27/90 | 50 |
| Vineland General, Inc. | Energy related | DE | 8/24/90 | 100 |
| Pedrick Gen, Inc. | Energy related | DE | 7/28/89 | 100 |
| Binghamton Limited, Inc. | Energy related | DE | 5/2/90 | 100 |
| Binghamton General, Inc. | Energy related | DE | 5/2/90 | 100 |
| Conectiv Solutions LLC | | | | |
| Conectiv Services, Inc. | | | | |
| Conectiv Thermal Systems, Inc. | Energy related | DE | 5/5/94 | 100 |
| ATS Operating Services, Inc. | Energy related | DE | 3/31/95 | 100 |
| Atlantic Jersey Thermal Systems, Inc | Energy related | DE | 5/10/94 | 100 |
| Thermal Energy L.P. I | Energy related | DE | | 100 |
| ATE Investment, Inc. | | | | |
| King Street Assurance Ltd. | | | | |
| Enertech Capital Partners, LP | Energy related | DE | 8/9/96 | 94 |
| Enertech Capital Partners II, LP | Energy related | DE | 4/14/00 | 10 |
| Conectiv Properties and Investments, Inc. | | | | |
| DCTC-Burney, Inc. | Energy related | DE | 6/26/87 | 100 |
| Forest Products, L.P. | Energy related | DE | 10/5/89 | 1 |
| Burney Forest Products, a Joint Venture | Energy related | CA | | 55.56 |
| Tech Leaders II, L.P. | Energy related | DE | 10/28/94 | 2.6 |

**Item 2. - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS**

ISSUANCES AND RENEWALS OF SECURITIES

| Company Issuing Security | Company To Whom Security Was Issued | Type of Security Issued | Issue or Renewal | Amount of Securities During Period($) | Interest Rate (%) | Cumulative Amount of Securities ($) |
|---|---|---|---|---|---|---|
| PHI Service Company, Agent | Atlantic Generation, Inc. | Money Pool Advance | N/A | * | N/A | * |
| PHI Service Company, Agent | Conectiv Energy Supply, Inc. | Money Pool Advance | Issue | * | N/A | * |
| Pepco Holdings, Inc. | Delaware Operating Services Company | Short-Term Note | Issue | * | 1.38 | * |
| PHI Service Company, Agent | Pepco Energy Services, Inc. | Money Pool Advance | N/A | * | 1.38 | * |
| Conectiv Thermal Systems, Inc. | Conectiv | Long-Term Note | N/A | * | N/A | * |

Note: PHI Service Company serves as agent for the PHI System Money Pool.

CAPITAL CONTRIBUTIONS:

| Company Contributing Capital | Company Receiving Capital | Amount During Period ($) | Cumulative Amount($) |
|---|---|---|---|
| Conectiv | Enertech Capital Partners, LP | * | * |
| Pepco Energy Services, Inc. | MET Electrical Testing Company, Inc. | * | * |
| Potomac Capital Investment Corporation | Kinetic Ventures Funds | * | * |

Note: Enerval is no longer an active company.

* Confidential Treatment Requested

**Item 3. - ASSOCIATED TRANSACTIONS**

Part I.     - Transactions performed by reporting companies on behalf of associate companies.

| Reporting Company Rendering Services | Associate Company Receiving Services | Types of Services Rendered | Direct Costs Charged ($) | Indirect Costs Charged ($) | Total Amount Billed ($) |
|---|---|---|---|---|---|
| Conectiv Energy Supply, Inc. | Conectiv Atlantic Generation, L.L.C. | Fuel | * | | * |
| Conectiv Energy Supply, Inc. | Delmarva Power & Light Company | Power and Capacity | * | | * |
| Conectiv Energy Supply, Inc. | Conectiv Thermal Systems, Inc. | Gas | * | | * |
| Conectiv Energy Supply, Inc. | Delmarva Power & Light Company | Power | * | | * |
| Conectiv Energy Supply, Inc. | Delmarva Power & Light Company | Gas | * | | * |
| Conectiv Energy Supply, Inc. | Pepco Energy Services, Inc. | Gas | * | | * |
| Pepco Energy Services, Inc. | Conectiv Energy Supply, Inc. | Emissions | * | | * |
| Conectiv Energy Supply, Inc. | Pepco Energy Services, Inc. | Power | * | | * |
| Conectiv Energy Supply, Inc. | Pepco Energy Services, Inc. | Capacity | * | | * |
| MET Electrical Testing Company | Conectiv Operating Services Company | Maintenance | [1]* | | [1]* |
| MET Electrical Testing Company | Pepco Energy Services, Inc. | Maintenance | [1]* | | [1]* |
| Substation Test Company | Potomac Electric Power Company | Maintenance | [1]* | | [1]* |
| Substation Test Company | Potomac Power Resources LLC | Maintenance | [1]* | | [1]* |
| G&L Mechanical Services, Inc. | Pepco Energy Services, Inc. | Maintenance | [1]* | | [1]* |
| MET Electrical Testing Company | Atlantic City Electric Company | Maintenance | * | | * |
| G&L Mechanical Services, Inc. | Potomac Electric Power Company | Maintenance | * | | * |
| Engineered Services, Inc. | Potomac Electric Power Company | Maintenance | * | | * |

[1] Represents amounts for period from January 1, 2003 to June 30, 2003
* Confidential Treatment Requested

Part II - Transactions performed by associate companies on behalf of reporting
companies.

| Associate Company Rendering Services | Reporting Company Receiving Services | Types of Services Rendered | Direct Costs Charged ($) | Indirect Costs Charged ($) | Total Amount Billed ($) |
|---|---|---|---|---|---|
| Conectiv Delmarva Generation, Inc. | Conectiv Energy Supply, Inc. | Electric Energy, Capacity and Ancillary Services | * | | * |
| Conectiv Atlantic Generation, L.L.C. | Conectiv Energy Supply, Inc. | Electric Energy, Capacity and Ancillary Services | * | | * |
| Delmarva Power & Light Company | Conectiv Energy Supply, Inc. | PJM Expenses | * | | * |
| Conectiv Bethlehem, LLC | Conectiv Energy Supply, Inc. | Electric Energy, Capacity and Ancillary Services | * | | * |
| Atlantic City Electric Company | Conectiv Energy Supply, Inc. | Electric Energy, Capacity and Ancillary Services | * | | * |
| Pepco Energy Services, Inc. | Conectiv Energy Supply, Inc. | Gas | * | | * |
| W.A. Chester | Substation Test Company | Maintenance | [1]* | | [1]* |

Note: PHI Service Company, the service company for the PHI System, provides services to various reporting companies. Such information is reported on the annual Form U-13-60.

[1] Represents amounts for period from January 1, 2003 to June 30, 2003
* Confidential Treatment Requested

**Item 4. - SUMMARY OF AGGREGATE INVESTMENT**

Investments in energy-related companies (in millions):

| | | |
|---|---|---|
| Total consolidated capitalization as of June 30, 2003 | $9,463.2 | Line 1 |
| Total capitalization multiplied by 15% (Line 1 multiplied by 0.15) | 1,419.5 | Line 2 |
| Greater of $50 million or line 2 | $1,419.5 | Line 3 |

Total current aggregate investment:
(categorized by major line of energy-related business)

| | | |
|---|---|---|
| Energy-related business Category - Rule 58(b)(1)(i) | $ * | |
| Energy-related business Category - Rule 58(b)(1)(ii) | * | |
| Energy-related business Category - Rule 58(b)(1)(iv) | * | |
| Energy-related business Category - Rule 58(b)(1)(v) | * | |
| Energy-related business Category - Rule 58(b)(1)(vi) | * | |
| Energy-related business Category - Rule 58(b)(1)(vii) | * | |
| Energy-related business Category - Rule 58(b)(1)(viii) | * | |
| Energy-related business Category - Rule 58(b)(1)(ix) | * | |
| | $* | |
| Total current aggregate investment | | Line 4 |

| | | |
|---|---|---|
| Difference between the greater of $50 million or 15% of Capitalization and the total aggregate investment of the registered holding company system   (line 3 less line 4) | $* | Line 5 |

* Confidential Treatment Requested

Investments in gas-related companies:

NONE

**Item 5. - OTHER INVESTMENTS**

Prior to the registration of Pepco Holdings, Inc. as a registered holding company on August 1, 2002, Potomac Electric Power Company and its subsidiaries had investments of approximately $140.4 million in "energy-related companies."  Such amount is excluded from the calculations in Item 4 above.

**Item 6. - FINANCIAL STATEMENTS AND EXHIBITS**

A.      Financial Statements:

FS-1     Financial statements of Pepco Holdings, Inc. (incorporated by reference to the filing by Pepco Holdings, Inc. on Form 10-Q for the period ended June 30, 2003)
FS-2     Financial statements of Conectiv (incorporated by reference to the filing by Conectiv on Form 10-Q for the period ended June 30, 2003)
FS-3     Financial statements of Pepco Energy Services, Inc. and Subsidiaries (confidential treatment requested)
FS-4     Financial statements of Conectiv Energy Supply, Inc. and Subsidiary (confidential treatment requested)
FS-5     Financial statements of Atlantic Generation, Inc. and Subsidiaries (confidential treatment requested)
FS-6     Financial statements of Conectiv Thermal Systems, Inc. and Subsidiaries (confidential treatment requested)
FS-7     Financial statements of DCTC-Burney, Inc. (confidential treatment requested)
FS-8     Financial statements of Delaware Operating Services Company (confidential treatment requested)
FS-9     Financial statements of PHI Operating Services Company (confidential treatment requested)

B.      Exhibits:
B-2.      Certificate of Pepco Holdings, Inc.

The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

PEPCO HOLDINGS, INC.

By:  Anthony J. Kamerick
     Anthony J. Kamerick
     Vice President and Treasurer

August 29, 2003

## Certificate

I hereby certify that the Form U-9C-3 for Pepco Holdings, Inc. for the previous quarter has been provided to the state commissions listed below:

Delaware Public Service Commission
861 Silver Lake Boulevard
Cannon Building, Suite 100
Dover, DE 19904

Maryland Public Service Commission
6 St. Paul Centre, 16th Floor
Baltimore, MD 21202

Virginia State Corporation Commission
1300 E. Main Street
Tyler Building
Richmond, VA 23219

New Jersey Board of Public Utilities
Two Gateway Center
Newark, NJ 07102

Public Service Commission of the District of Columbia
2$^{nd}$ Floor - West Tower
1333 H Street, N.W.
Washington, DC 20005


PEPCO HOLDINGS, INC.


By: Anthony J. Kamerick
       Anthony J. Kamerick
    Vice President and Treasurer


Date: August 29, 2003